

February 4, 2015

Via E-mail
Mr. George Putnam
Principal Executive Officer
Scandium International Mining Corporation
1430 Greg Street, Suite 501
Sparks, NV 89431

      Re: **Scandium International Mining Corporation**
            Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013
            File No. 000-54416

Dear Mr. Putnam:

We have reviewed your amended filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mineral Resource, page 17

1.   We note your response to comment 4 stating that you are a Canadian reporting issuer and are required to disclose resources pursuant to the requirements of National Instrument 43-101 and are allowed to report resources under the exception found in Instruction Number 3 to paragraph (b)(5) of U. S. Industry Guide 7. Unfortunately without an economic basis for a resource estimate, your materials are a mineral inventory of a geologic model, unless your can provide the calculations with supporting cost estimates, pricing, and other pertinent information sufficient to support your economic resource assertions. We re-issue comment 4, please modify your filing and remove all resource estimates, which are not based on an economically derived cutoff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director